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MORRISON & FOERSTER LLP

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December 5, 2007	Writer’s Direct Contact 858.720.5103 JGlaser@mofo.com

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Attention:         Jay Ingram

Re:	Catcher Holdings, Inc.
Registration Statement on Form SB-2/A
Filed on November 9, 2007
Commission File No. 333-146215

Ladies and Gentlemen:

This letter is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated November 30, 2007 (the “Staff Letter”) with respect to Amendment No. 1 to Registration Statement on Form SB-2 filed by Catcher Holdings, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 9, 2007 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. The comments contained in the Staff Letter have been incorporated into this response letter for your convenience.

General

1.	We note that you are registering the sale of 6,916,864 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction

Securities and Exchange Commission

December 5, 2007

Page Two

that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response to Comment #1

As noted in the Staff’s Comment No. 1, the Company is registering the sale of 6,916,864 shares, which represents 28% of the Company’s 24,519,135 outstanding shares of common stock at November 7, 2007, and 33% of the 20,550,774 shares held by non-affiliates as of that date (based on the beneficial ownership table contained in Amendment No. 1 to the Registration Statement). Further, as will be reflected in Amendment No. 2 to the Registration Statement, the 6,916,864 shares represent 24% of the Company’s 28,654,135 outstanding shares of common stock at December 4, 2007, and 30% of the 22,875,794 shares held by non-affiliates as of that date. We believe these amounts are within the Staff’s currently articulated guidelines that less than one-third of an issuer’s public float be registered in connection with a transaction eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Securities and Exchange Commission

December 5, 2007

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Moreover, the Company believes that the nature of this offering correctly supports its characterization as a secondary offering by selling stockholders. As presented in more detail below, among other things:

•

74,640 of the shares being registered were issued in November 2006 upon the exercise of warrants and 212,641 of the shares being registered were issued between June 2000 and September 2007 pursuant to consulting agreements. The remaining 6,625,583 shares (consisting of 1,240,750 outstanding shares and 5,319,307 shares issuable upon conversion of outstanding Notes) were issued (or the overlying securities were issued) between April and August 2007 in the April Financing and the June Financing (collectively the “2007 Financings”). The shares and overlying securities have been held for several months (and in certain cases several years), which supports the Company’s view that the shares being registered were not acquired from the Company with a view towards their distribution.

•

The Notes overlying 5,319,307 shares being registered have a fixed conversion price, and thus are qualitatively different from the type of “extreme convertible notes” that have been associated with market abuse in the past.

•	None of the selling stockholders are affiliates of the Company or have “control” over the Company.

•	There are 18 distinct selling stockholders or selling stockholder groups, none of whom beneficially own more than 10% of the Company’s outstanding common stock.

Analysis

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis, as long as the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The shares being registered pursuant to the Registration Statement are not being offered or sold on behalf of the Company, but rather on behalf of the named selling stockholders, none of whom is an affiliate of the Company.

As discussed below, the Company believes that upon review of the factors identified by the Commission in Division of Corporate Finance Manual of Publicly Available Telephone Interpretations, Section D, Number 29, as well as the guidelines recently articulated by the Staff in public comments, this offering is best characterized as a secondary offering eligible for registration on a delayed or continuous basis. Therefore, the Company respectfully submits that as currently constituted, the Registration Statement is appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i).

Securities and Exchange Commission

December 5, 2007

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Our analysis below addresses the relevant bullet points identified in Comment No. 1 to the Staff’s letter.

(a) The number of selling shareholders and the percentage of the overall offering made by each shareholder.

The 6,916,864 shares being registered are held by (or issuable to) the 25 selling stockholders named in the Registration Statement, as follows:

•	1,182,906 shares, or 17.1% of the shares being registered, are being registered on behalf of Lacuna Hedge Fund, LLLP.

•	1,175,000 shares, or 17.0% of the shares being registered, are being registered on behalf of Aequitas Catalyst Fund, LLC.

•	1,175,000 shares, or 17.0% of the shares being registered, are being registered on behalf of Stephen Shea.

•	1,175,000 shares, or 17.0% of the shares being registered, are being registered on behalf of Kim Baker.

•	476,325 shares, or 6.9% of the shares being registered, are being registered on behalf of Sandor Capital Master Fund, LP.

•	357,052 shares, or 5.2% of the shares being registered, are being registered on behalf of Robert Prag.

•	313,640 shares, or 4.5% of the shares being registered, are being registered on behalf of Mattison Euroinvest, Ltd.

•	238,163 shares, or 3.4% of the shares being registered, are being registered on behalf of GRQ Consultants, Inc. Defined Benefit Plan.

•	117,500 shares, or 1.7% of the shares being registered, are being registered on behalf of Agile Partners, L.P.

•	117,500 shares, or 1.7% of the shares being registered, are being registered on behalf of Robert J. Dobrient.

•	117,500 shares, or 1.7% of the shares being registered, are being registered on behalf of Jasperson FLP I. Ltd.

Securities and Exchange Commission

December 5, 2007

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•	105,000 shares, or 1.5% of the shares being registered, are being registered on behalf of Jose Gervais.

•	75,000 shares, or 1.1% of the shares being registered, are being registered on behalf of Joseph Noel.

•	70,000 shares, or 1.0% of the shares being registered, are being registered on behalf of Dana Polli.

•	52,500 shares, or 0.76% of the shares being registered, are being registered on behalf of John Dinkle.

•	35,112 shares, or 0.51% of the shares being registered, are being registered on behalf of Union Atlantic Capital LC.

•	35,000 shares, or 0.51% of the shares being registered, are being registered on behalf of BallyShannon Partners, L.P.

•	20,388 shares, or 0.29% of the shares being registered, are being registered on behalf of Jules Prag.

•	17,500 shares, or 0.25% of the shares being registered, are being registered on behalf of Jay Seid.

•	17,500 shares, or 0.25% of the shares being registered, are being registered on behalf of Robert Frome.

•	10,000 shares, or 0.14% of the shares being registered, are being registered on behalf of Bryan T. Smyth Trustee of the Prag Children’s Trust FBO Andrew J. Prag.

•	10,000 shares, or 0.14% of the shares being registered, are being registered on behalf of Bryan T. Smyth Trustee of the Prag Children’s Trust FBO Robert B. Prag, Jr.

•	8,778 shares, or 0.13% of the shares being registered, are being registered on behalf of Union Atlantic LC.

•	7,500 shares, or 0.11% of the shares being registered, are being registered on behalf of Greg J. Berlacher.

•	7,000 shares, or 0.10% of the shares being registered, are being registered on behalf of BallyShannon Family Partnership.

Securities and Exchange Commission

December 5, 2007

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The shares being registered are broadly distributed among a significant group of selling stockholders, none of whom is the beneficial owner of more than 10% of the Company’s common stock. In addition, no one stockholder represents a large percentage of the shares being registered for resale; the selling stockholders hold between 0.14% and 17.1% of the overall offering.

(b) The date on which and the manner in which the selling shareholders received the shares and/or the overlying securities.

The Company issued the shares and overlying securities to the 25 selling stockholders named in the Registration Statement as follows:

•

Lacuna Hedge Fund, LLLP purchased (i) 87,500 shares and a Note in the principal amount of $330,139 on April 7, 2007; and (ii) 87,500 shares and a Note in the principal amount of $325,000 on June 30, 2007.

•	Aequitas Catalyst Fund, LLC purchased 175,000 shares and a Note in the principal amount of $650,000 on August 21, 2007.

•	Stephen Shea purchased 175,000 shares and a Note in the principal amount of $650,000 on June 20, 2007.

•	Kim Baker purchased 175,000 shares and a Note in the principal amount of $650,000 on June 20, 2007.

•	Sandor Capital Master Fund, LP purchased 70,000 shares and a Note in the principal amount of $264,111 on April 7, 2007.

•

Robert Prag (i) purchased 35,000 shares and a Note in the principal amount of $132,056 on April 7, 2007; and (ii) was issued 138,889 shares on July 28, 2003 under a consulting agreement (20,000 of these shares were subsequently gifted to his children’s trusts).

•

Mattison Euroinvest, Ltd. was issued 39,320 Series A and Series B Warrants in a private placement on May 4, 2005. On February 2, 2006, Mattison was issued 39,320 shares and a Series C warrant to purchase an additional 39,320 shares in connection with the exercise of its Series A Warrants. On November 7, 2006, Mattison received 39,320 shares and a Series E Warrant to purchase an additional 39,320 shares in connection with the exercise of its Series B Warrants. The Company is registering the shares received from both warrant exercises.

•	GRQ Consultants, Inc. Defined Benefit Plan purchased 35,000 shares and a Note in the principal amount of $132,056 on April 7, 2007.

Securities and Exchange Commission

December 5, 2007

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•	Agile Partners, L.P. purchased 17,500 shares and a Note in the principal amount of $65,000 on August 6, 2007.

•	Robert J. Dobrient purchased 17,500 shares and a Note in the principal amount of $65,000 on July 3, 2007.

•	Jasperson FLP I. Ltd. purchased 17,500 shares and a Note in the principal amount of $65,000 on August 1, 2007.

•	Jose Gervais purchased (i) 70,000 shares and a Note in the principal amount of $264,111 on April 7, 2007; and (ii) 35,000 shares and a Note in the principal amount of $130,000 on July 12, 2007.

•	Joseph Noel was issued, pursuant to a consulting agreement, (i) 25,000 shares on February 12, 2007; (ii) 25,000 shares on May 12, 2007; and (iii) 25,000 shares on August 12, 2007.

•	Dana Polli purchased 70,000 shares and a Note in the principal amount of $260,000 on July 18, 2007.

•	John Dinkle purchased 52,500 shares and a Note in the principal amount of $195,000 on August 7, 2007.

•	Union Atlantic Capital was issued 35,112 shares on August 20, 2000 pursuant to a consulting agreement.

•	Ballyshannon Partners, L.P. purchased 35,000 shares and a Note in the principal amount of $130,000 on July 19, 2007.

•	Jules Prag was issued 27,778 shares on July 28, 2003 pursuant to a consulting agreement.

•	Jay Seid purchased 17,500 shares and a Note in the principal amount of $65,000 on July 10, 2007.

•	Robert Frome purchased 17,500 shares and a Note in the principal amount of $65,000 on June 29, 2007.

•	Bryan T. Smith Trustee of the Prag Children’s Trust FBO Andrew J. Prag was issued 10,000 shares on July 28, 2003 under a restricted transfer from the father of the beneficiary, Robert Prag.

Securities and Exchange Commission

December 5, 2007

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•	Bryan T. Smith Trustee of the Prag Children’s Trust FBO Robert B. Prag, Jr. was issued 10,000 shares on July 28, 2003 under a restricted transfer from the father of the beneficiary, Robert Prag.

•	Union Atlantic LC was issued 8,778 shares on August 20, 2000 pursuant to a consulting agreement.

•	Greg J. Berlacher purchased 8,750 shares and a Note in the principal amount of $32,500 on July 3, 2007.

•	Ballyshannon Family Partnership purchased 7,000 shares and a Note in the principal amount of $26,000 on July 19, 2007.

The shares and overlying securities have been held by the selling stockholders for several months (and in certain cases several years). We believe that this holding period supports the Company’s view that such shares of common stock were not acquired with a view towards distribution of the securities, and that the resale of such shares is not a primary offering by the Company.

Further, the distribution of the Notes and shares issued in the 2007 Financings is typical of a bona fide private placement with a small number of lead investors, and is not indicative of a situation where a small number of affiliated investors engage in abusive market practices.

(c) The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

None of the selling stockholders is an affiliate of the Company: no selling stockholder is an officer or director of the Company or, together with its affiliates, beneficially owns more that 10% of the Company’s securities. Also, none of the selling stockholders has a relationship with the Company independent of its acquisition of securities in the 2007 Financings, except that the following selling stockholders held securities of the Company prior to their participation in the 2007 Financing: Sandor Capital Master Fund, LP, Robert Prag, Agile Partners, L.P., Robert J. Dobrient, Jose Gervais, Dana Polli, John Dinkle, Ballyshannon Partners, L.P., Jay Seid, Robert Frome, Greg J. Berlacher and Ballyshannon Family Partnership. These facts further support the Company’s view that the shares being offered under the Registration Statement are appropriately characterized as a secondary offering.

Securities and Exchange Commission

December 5, 2007

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(d) Any relationships among the selling shareholders.

To the Company’s knowledge, there are no relationships among the selling stockholders, except that (i) Robert Prag is the father of Robert Prag, Jr. and Andrew Prag and is also the brother of Jules Prag; and (ii) Greg Berlacher, Jay Seid, Ballyshannon Partners, L.P. and Ballyshannon Family Partnership, L.P. are all affiliates of Emerging Growth Equities, Ltd. The Company believes that this factor provides further support for its view that the selling stockholders are not acting indirectly, and do not have the ability to act, for the Company with respect to this or any other transaction.

(e) The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or their affiliates in fees or other payments.

The Company issued in the 2007 Financings the following securities, with a total value of $7,940,000:

•

1,240,750 shares of common stock, which had a market value upon issuance of $1,179,000 (based on a market value of $0.95 per share, the average closing price of the Company’s stock between June 20, 2007 and August 23, 2007 (the period in which the closings under the applicable Note and Rested Stock Purchase Agreement occurred)); and

•

$4,625,000 principal amount of Notes, initially convertible at $0.65 per share (valued at the greater of $4,625,973 or the fair value of $6,761,000 – the fair value of the Notes was calculated using the 7,116,882 shares of common stock issuable on conversion of the Notes and the stock price of $0.95, the average closing price of the Company’s stock between June 20, 2007 and August 23,2007 (the period in which the closings under the applicable Note and Restricted Stock Purchase Agreement occurred)). For presentation purposes, the number of shares of common stock into which the conversion feature was convertible for notes with variable conversion rates was calculated as the face value of $1,167,611, divided by $0.65 because the average of the lowest closing bid price for the five days preceding the date of this letter exceeded $0.65.

The Company received gross proceeds of $3,515,000 in the 2007 Financings. The Company estimates that through maturity of the Notes issued in the 2007 Financings it may be required to make payments to the selling stockholders in the aggregate amount of approximately $6,313,000, resulting in estimated net proceeds to the Company of approximately $(2,798,000) from the 2007 Financings.

Securities and Exchange Commission

December 5, 2007

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(f) The discount at which the shareholders will purchase the common stock underlying the senior convertible notes and warrants (or any related security, such as a warrant or options) upon conversion or exercise.

The conversion price of the Notes held by the selling stockholders is $0.65 per share, which represented a discount of $0.30 per share from the $0.95 average closing price of the Company’s stock between June 20, 2007 and August 23, 2007 (the period in which the closings under the applicable Note and Rested Stock Purchase Agreement occurred), and a discount of $0.10 from the recent $0.75 closing price of the Company’s common stock on December 3, 2007.

(g) Whether or not any of the selling shareholders is in the business of buying and selling securities.

No selling stockholder is in the business of buying and selling securities. As disclosed under “Selling Stockholders” in the Registration Statement, four of the selling stockholders are affiliated with broker-dealers. Jay D. Seid, (holding 17,500 shares or 0.25% of the shares being registered), Ballyshannon Partners, L.P. (holding 35,000 shares or 0.51% of the shares being registered), Ballyshannon Family Partnership, L.P. (holding 7,000 shares or 0.10% of the shares being registered) and Gregory Berlacher (holding 7,500 shares or 0.11% of the shares being registered) are affiliates of Emerging Growth Equities, Ltd., a registered broker-dealer.

Each of these individuals provided traditional “investment” representations to the Company in connection with their acquisition of the shares being registered, including that each of them: (i) acquired the shares being registered as principal for its own account, not with a view to or for distributing or reselling such shares or any part thereof in violation of the securities laws; (ii) is acquiring the shares in the ordinary course of its business; and (iii) does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the shares.

In addition, each of these individuals represented to the Company that they did not, during the 30-day period prior to the date they agreed to purchase Notes and shares in the 2007 financings, execute any short sales in the Company’s securities.

These facts further support the Company’s view that the shares being offered under the Registration Statement are appropriately characterized as a secondary offering.

*                    *                     *

Given the totality of circumstances surrounding the Company’s issuance of the common stock to be registered under the Registration Statement, we believe that the registration of such shares complies with Rule 415(a)(1)(i) as a bona fide secondary offering.

Securities and Exchange Commission

December 5, 2007

Page Eleven

There are 18 distinct selling stockholders or selling stockholder groups, none of whom beneficially own more than 10% of the Company’s common stock. The selling stockholders are not affiliates of the Company and have no control over the Company or ability to exercise control over the market for the Company’s common stock. In addition, the selling stockholders have held the securities for several months, and in some cases several years, suggesting that the shares were not acquired with a view towards their distribution. The common stock to be registered was issued in a transaction fully negotiated by the parties and their counsel at arms’ length. For the reasons stated herein, the Company respectfully submits that its registration of the resale of 6,916,864 shares of common stock on Form SB-2 is in compliance with Rule 415(a)(1)(i).

2.	Please advise us as to whether the registration statement covers the resale of shares of common stock which you may issue for payment of interest on the June Notes. You disclose the following on page 4: “Any time prior to the closing of a Next Financing or our election to prepay a June Note, each Noteholder may elect to convert the outstanding Principal (as adjusted pursuant to any extension of the Maturity Date) and accrued but unpaid interest due under their June Note into shares of our Common Stock at a conversion price per share equal to the lower of (i) the average closing price as quoted on the OTC Bulletin Board for the five (5) trading day period immediately prior to the date of such notice and (ii) $0.65 per share.” As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with an analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holder of the note is irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any interest accrued. Please confirm your understanding of this position.

Response to Comment #2

The Registration Statement does not cover the resale of shares of common stock that the Company may issue for payment of interest on the June Notes. The Company confirms its understanding that it may not rely on Rule 416 to register the shares underlying any interest accrued.

Securities and Exchange Commission

December 5, 2007

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3.	Refer to comment 1 of our letter dated September 21, 2007. It is not clear whether you are utilizing Rule 429 to combine the prospectus contained in File No. 333- 133579. In this regard, we note the disclosure on page, which states that this registration statement includes 78,640 shares of common stock issued pursuant to transactions that appear to be the subject File No. 333-133579. If you are bringing shares forward from that registration statement but not relying on Rule 429 to combine prospectuses, please describe the nature and scope of this action.

Response to Comment #3

The Company is not utilizing Rule 429 to combine the prospectus contained in File No. 333-133579. The 78,640 shares are being registered on behalf of one selling stockholder, Mattison Euroinvest, which was not included in the prospectus contained in File No. 333-133579.

Selling Stockholders, page 50

4.	With respect to selling stockholders that are affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please advise.

Response to Comment #4

To the best of the Company’s knowledge, at the time of the purchase of the securities to be resold each selling stockholder purchased in the ordinary course of business and did not have any agreements or understandings, directly, or indirectly, with any person to distribute the securities.

*                    *                     *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Securities and Exchange Commission

December 5, 2007

Page Thirteen

Please direct any further comments or questions regarding this response letter to me at (858) 720-5103 or my colleague, Nate Jensen, at (858) 720-7912. Our facsimile number is (858) 720-5125.

Sincerely,

/s/ Jeremy D. Glaser
Jeremy D. Glaser

cc:	Denis McCarthy, Chief Financial Officer